UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  5)


                 Bentley Pharmaceuticals, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           082657107
                   __________________________
                         (CUSIP Number)


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                              13G
CUSIP No.  082657107
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

      Renaissance US Growth and Income Trust PLC       None
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    1,104,400 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    1,104,400 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,104,400 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.94%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
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ITEM 1.
    (a) Name of Issuer.
        Bentley Pharmaceuticals, Inc.                             ("Company")

    (b) Address of Issuer's principal Executive Offices
        4890 West Kennedy Blvd., #400
        Tampa, FL 33609

ITEM 2.

    (a) Name of Person Filing
        Renaissance US Growth and Income Trust PLC                 ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        England

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______ Broker or Dealer registered under Section 15 of the Act

     (b) ______ Bank as defined in section 3(a)(6) of the Act

     (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

     (d) ______ Investment Company registered under section 8 of the Investment
                Company Act

     (e) ______ Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940

     (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

     (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
                (ii)(G)(Note: See Item 7)

     (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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ITEM 4.  Ownership.

     (a) Amount Beneficially Owned:
         As of August 1, 1999, the Filer owned 786 units of the Company's 12% Convertible Debenture having a stated value of $1,000 per unit and convertible into common stock at $2.50 per share and 700,000 shares of the Company's common stock. On August 27, 1999, the Filer purchased 125 units of the Company's 12% Convertible Debenture having a stated value of $1,000 per unit and convertible into common stock at $2.50 per share. On March 20, 2000, the Filer converted its $911,000 12% Convertible Debenture into 364,400 shares of the Company's common stock. On December 21, 2000, the Filer purchased 40,000 shares of the Company's common stock on the open market at $3.6875 per share. Thus the Filer owns 1,104,400 shares of the Company's common stock. The Investment Manager for Renaissance US Growth and Income Trust PLC is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc. also owns securities in Bentley Pharmaceuticals, Inc.

    (b)  Percent of Class  7.94%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:   1,104,400 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               1,104,400 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not applicable.
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ITEM 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2000                 /S/
                          ___________________________________________________
                                     Signature
                          Renaissance US Growth and Income Trust PLC by Renaissance Capital Group, Inc., Investment Manager Russell Cleveland, President
                          ___________________________________________________
                                   Name and Title
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